GKN plc

GKN Corporate Centre
PO Box 55, Ipsley House, Ipsley Church Lane, Redditch,
Worcestershire B98 0TL, England
Tel +44 (0)1527 517715 Fax +44 (0)1527 517700

21 November 2003

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

Exemption File 82-5204

New GKN PLC

Dear Sirs,

GKN plc – Notification of major interests in shares

For your information I enclose a copy of the above announcement which was sent to the London Stock Exchange today.

Yours faithfully,

S. DeRitter

pp **David Pavey**
Assistant Company Secretary

Enc.

dw 12/3

COMPLIANCE/SEC/COR/notification of press release

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. **Name of company**	2. **Name of shareholder having a major interest**
GKN PLC	FRANKLIN RESOURCES, INC

3. **Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18**	4. **Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them**
SHAREHOLDER NAMED IN 2	Bank of New York -68,500 Chase Nominees Limited – 15,948,876 Citibank – 153,483 Clydesdale Bank plc – 2,533,630 Mellon Bank – 83,045 Northern Trust Company – 328,909 Royal Trust Corp of Canada – 287,076 State Street Nominees Limited – 2,427,920

5. **Number of shares/amount of stock acquired**	6. **Percentage of issued class**	7. **Number of shares/amount of stock disposed**	8. **Percentage of issued class**
		NOT KNOWN	NOT KNOWN

9. **Class of security**	10. **Date of transaction**	11. **Date company informed**
ORDINARY SHARES OF 50P EACH	NOT KNOWN	20 NOVEMBER 2003

12. **Total holding following this notification**	13. **Total percentage holding of issued class following this notification**
21,831,439	2.98%

14. **Any additional information**	15. **Name of contact and telephone number for queries**
LETTER RECEIVED BY THE COMPANY ON 20 NOVEMBER 2003 INFORMING THAT FRANKLIN RESOURCES, INC AND ITS AFFILIATES HOLD LESS THAN 3% OF THE ISSUED SHARE CAPITAL OF GKN PLC	PHIL HIGGINS – 01527 533 235

16. **Name and signature of authorised company official responsible for making this notification**
PHIL HIGGINS
Date of notification 21 NOVEMBER 2003